SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended


                       Tsavo Power Company Limited
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)



The Commission is requested to mail copies of all communications relating to this Notification to:

       David L. Wozny, Vice President     George Dwight II
       Tish Bright, Analyst               Senior Counsel
       Cinergy Global Resources, Inc.     Cinergy Corp.
       139 East Fourth Street             139 East Fourth Street,
       Suite 710, Clopay Tower            25AT2
       Cincinnati, Ohio 45202             Cincinnati, Ohio 45202


     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Tsavo Power Company Limited, a company organized under the laws of Kenya, that Tsavo Power Company Limited is, and claims status as, a foreign utility company within the meaning of Section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name of the company on whose behalf foreign utility company status is claimed is Tsavo Power Company Limited ("TPC"), a company incorporated under the laws of Kenya and whose business address is 9th Floor, IPS Building, Kimathi Street, P O Box 30500, Nairobi, Kenya.

     TPC is constructing and will operate a 74 megawatt heavy fuel oil-fired diesel engine power plant known as Kipevu II which is located at Makupa Creek in Mombasa, Kenya. Kipevu II will supply electricity to Kenya's transmission and distribution company, The Kenya Power and Lighting Company Limited ("KPLC"), a company incorporated in Kenya.

     TPC has an authorized share capital of 16,900,000 Kenya Shillings comprising (i) 400 unissued redeemable preference shares with a par value per share of 1,000 Kenya Shillings each; and (ii) 15,890,000 ordinary shares with a par value per share of 1 Kenya Shilling, of which all are issued. CDC Financial Services (Mauritius) Limited, Tsavo Power International Limited, Wartsila Power Kenya Investments LLC, International Finance Corporation and IPS-Cinergy Power Limited ("IPS-Cinergy") own 4,950,000, 2,491,420, 80,215,000 and 8,233,500 ordinary shares respectively of the shares in issue, representing 31.15%, 15.68%, .01%, 1.35% and 51.81% respectively of the issued share capital of TPC.

     Cinergy's interest in TPC arises through its shareholding in IPS-Cinergy. Cinergy Global Tsavo Power, a company incorporated in the Cayman Islands and an indirect wholly-owned subsidiary of Cinergy, is the legal and beneficial owner of 2,585,930 ordinary shares in IPS-Cinergy effective 4 May 2000 (i.e. 48.2% of the issued share capital of IPS-Cinergy). IPS Power Investment Limited, a company incorporated in Kenya, owns 2,779,070 of the shares in issue, representing 51.8% of the issued share capital of IPS-Cinergy.

     Save for those persons referred to above, Cinergy is not aware of any other person(s) holding directly or indirectly five percent (5%) or more of any class of voting securities of TPC.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of TPC: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with TPC, nor is any such investment or contractual relationship contemplated.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:


                                CINERGY CORP.



                                By: /s/Andrew M. Turk
                                Vice President and Treasurer



Dated:  August 14, 2000